

Summary Prospectus   August 30, 2010

Performance Trust Total Return Bond Fund (Symbol: PTIAX)

Before you invest, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. The current statutory prospectus and statement of additional information dated August 30, 2010 are incorporated by reference into this Summary Prospectus. You can find the Fund's statutory prospectus, statement of additional information and other information about the Fund online at http:// www.PTIAfunds.com. You can also get this information at no cost by calling 1-877-738-9095 or by sending an email request to info@ptiafunds.com.

Investment Objective

The investment objective of the Performance Trust Total Return Bond Fund (the "Fund") is to purchase undervalued fixed income assets and achieve investment returns through interest income and potential capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees	None
(fees paid directly from your investment)	

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%
Other Expenses[1]	1.03%
Total Annual Fund Operating Expenses	1.63%
Fee Waiver/Expense Reimbursement	-0.68%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.95%

[1] Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2] Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Performance Trust Investment Advisors, LLC (the "Adviser"), and the Fund, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses) for the Fund does not exceed 0.95% of the Fund's average net assets through August 30, 2013, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waives and Fund expenses it pays.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	**3 Years**
$97	$303

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies

Under normal circumstances, the Fund intends to invest at least 80% of its net assets in fixed income instruments. "Fixed income instruments" include bonds, debt securities and other fixed income instruments issued by various U.S. Government or private-sector entities.

The Fund will invest in fixed income instruments guaranteed by, or secured by collateral that is guaranteed by, the U.S. Government, its agencies, instrumentalities or sponsored corporations. This may include direct obligations of the U.S. Government or its agencies or instrumentalities or sponsored corporations, as well as mortgage-backed securities of the U.S. Government or its agencies.

The Fund's investments in debt securities may also consist of residential mortgage-backed securities ("RMBS") in the prime and "Alt-A" first lien mortgage sectors. Alt-A is one of three general classifications of mortgages along with prime and subprime. The risk profile of Alt-A mortgages falls between prime and subprime.

The Fund's remaining investments will consist of fixed income instruments and other investments including, but not limited to: asset-backed securities; corporate bonds, including high-yield bonds rated below investment grade by a nationally recognized statistical rating organization ("NRSRO"), commonly known as "junk bonds"; municipal bonds; real-estate investment trusts ("REITs"); or other investments. The Fund may also invest a portion of its assets in derivative instruments, including futures contracts, options and swaps as a substitute for taking positions in fixed income instruments or to reduce exposure to other risks.

The Fund's portfolio managers intend to construct the Fund's investment portfolio with a target weighted average effective duration of no less than one year and no more than ten years. The duration of the Fund's investment portfolio may vary materially from its target from time to time, and there is no assurance that the duration of the Fund's investment portfolio will conform to these limits.

Investments are selected for the Fund by applying a process whereby the Adviser makes a forward projection of the expected value of an investment after a period of time, assuming specific changes in the value of the investment or key factors that would affect its value, such as changes in interest rates, yield curve shifts and time horizons. For fixed income instruments with credit components, a careful assessment of credit risk is made. Investments with superior risk reward characteristics with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund's portfolio.

The Fund's portfolio turnover rate is not intended to be high, although a higher turnover rate may occur as market conditions warrant. The Fund's portfolio managers may sell an investment to satisfy redemption requests, when a security no longer satisfies the Fund's investment criteria as described above, or when a more attractive investment opportunity becomes available.

Principal Risks
Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, *you could lose money by investing in the Fund*. The principal risks of investing in the Fund include:

Management Risk
The risk that strategies employed by the Adviser in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

General Market Risk
The risk that certain investments selected for the Fund's portfolio may be worth less than the price originally paid for them, or less than they were worth at an earlier time.

Recent Market Events
U.S. and international markets have experienced significant volatility since 2008, which has adversely affected the debt markets. The U.S. mortgage-backed securities market in particular has experienced recent difficulties that may adversely affect the value of certain mortgage-backed securities held by the Fund. These market difficulties have reduced investor demand for mortgage-backed securities resulting in limited liquidity for such securities. It is possible that such limited liquidity in such secondary markets could continue or worsen. If the U.S. economy continues to experience difficulties, the incidence of mortgage foreclosures may increase, which may adversely affect the value of the mortgage-backed securities owned by the Fund.

New Fund Risk
There can be no assurance that the Fund will grow to or maintain an economically viable size.

Fixed Income Securities Risks
Interest rates may go up resulting in a decrease in the value of the fixed income securities held by the Fund. Credit risk is the risk that an issuer will not make timely payments of principal and interest. There is also the risk that an issuer may "call," or repay, its high yielding bonds before their maturity dates. Fixed income securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. Limited trading opportunities for certain fixed income securities may make it more difficult to sell or buy a security at a favorable price or time.

Mortgage-Backed Securities Risk:

➤ *Credit and Market Risks of Mortgage-Backed Securities*. The mortgage loans or the guarantees underlying mortgage-backed securities are subject to the risk of default or may otherwise fail, leading to non-payment of interest and principal.

➤ *Prepayment Risk of Mortgage-Backed Securities*. In times of declining interest rates, the Fund's higher yielding securities will be prepaid and the Fund will have to replace them with securities having a lower yield.

➤ *Extension Risk of Mortgage-Backed Securities*. In times of rising interest rates, mortgage prepayments will slow causing portfolio securities considered short or intermediate term to be long-term securities which fluctuate more widely in response to changes in interest rates than shorter term securities.

➤ *Inverse Floater, Interest-Only and Principal-Only Securities Risk.* These securities are extremely sensitive to changes in interest rates and prepayment rates.

Residential Mortgage-Backed Securities Risk
RMBS are subject to the risks generally associated with fixed income securities and mortgage-backed securities. Delinquencies and defaults by borrowers in payments on the underlying mortgages, and the related losses, are affected by general economic conditions, the borrower's equity in the mortgaged property and the borrower's financial circumstances. The risks associated with RMBS are greater for those in the Alt-A first lien mortgage sectors than those in the prime first lien mortgage sectors, but the risks exist for all RMBS. Recently, delinquency and defaults on residential mortgages have increased and may continue to increase.

Asset-Backed Securities Investment Risk
The risk that the impairment of the value of the collateral underlying a security in which the Fund invests such as non-payment of loans, will result in a reduction in the value of the security.

Government-Sponsored Entities Risk
The Fund invests in securities issued or guaranteed by government-sponsored entities. However, these securities may not be guaranteed or insured by the U.S. Government and may only be supported by the credit of the issuing agency.

High-Yield Fixed Income Securities Risk
The fixed income securities held by the Fund that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer. Such securities are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.

Liquidity Risk
There may be no willing buyer of the Fund's portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all each of which would have a negative effect on performance.

Real Estate Investment Trust Risk
A REIT's share price may decline because of adverse developments affecting the real estate industry including changes in interest rates. The returns from REITs may trail returns from the overall market. Additionally, there is always a risk that a REIT will fail to qualify for favorable tax treatment.

Derivative Securities Risk
The risk that the Fund's use of derivatives will cause losses due to the unexpected effect of market movements on a derivative's price, or because the derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Fund is unable to liquidate a position because of an illiquid secondary market.

High Portfolio Turnover Rate Risk
The risk that a high portfolio turnover rate (100% or more) has the potential to result in increased brokerage transaction costs and the realization by the Fund and distribution to shareholders of a greater amount of capital gains than if the Fund had a low portfolio turnover rate. This may mean that you would be likely to have a higher tax liability. Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws.

Performance
Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

Management

Investment Adviser
Performance Trust Investment Advisors, LLC serves as the Fund's investment adviser.

Portfolio Managers
The following individuals have served as the Fund's portfolio managers since the Fund's inception in 2010:

Name	Primary Title
Peter B. Cook, CFA, CPA	Chief Investment Officer
Bradley D. Bonga	Senior Portfolio Manager
G. Michael Plaiss, CFA	Portfolio Manager
Anthony J. Harris, CPA	Portfolio Manager

Purchase and Sale of Fund Shares
You may conduct transactions by mail (Performance Trust Total Return Bond Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor (for overnight or express mail), Milwaukee, WI 53202), or by telephone at 1-877-738-9095. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum initial amount of investment in the Fund is $5,000. Subsequent investments may be made with a minimum investment amount of $500.

Tax Information
The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase Fund shares through a broker-dealer, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary's website for more information.